# A2Z Technologies Canada Corp. Awarded $1.5M, Three-Year Contract with Israel's Ministry of Defense

**February 11, 2020** -- (Vancouver, BC) **A2Z Technologies Canada Corp.** ("**A2Z**" or the "**Company**") (TSXV: AZ) announced today that the Israeli Ministry of Defense ("**Israeli MOD**") has awarded the Company a three-year contract for CAD $1.5 million that will be paid over the life of the contract.

Under the terms of the contract the Israeli MOD will be leasing A2Z's products and equipment for which A2Z will be responsible for maintenance for the duration of the contract. The equipment will remain the property of A2Z throughout. At the end of the contract the Company will be able to determine how to best position the assets going-forward. There is also significant potential for a new contract for the same services following the end of the three-year contract period.

"We are extremely pleased to have been awarded this contract and the continued strength we are seeing in our technologies and service businesses. This contract is not only a significant source of recurring revenues for the next three years but also deepens our relationship with one of our most long-standing government partners. A2Z and the Israeli MOD have been working together for decades now, and with our new innovative FTICS technology, which we believe is "the next seatbelt" to make automobiles safer than ever, we look forward to continuing to protect the lives of both military and civilian populations in future decades as well," said Bentsur Joseph, CEO of A2Z.

Israel's MOD is the governmental department responsible for Israel's security at the political, military, and civilian levels, with their primary objective being to ensure the safety of Israel. The Israeli MOD also promotes research and development in security technologies and supports veterans and their families.

More on Israel's Ministry of Defense: https://www.gov.il/en/departments/ministry_of_defense

**About A2Z**

**A2Z Technologies Canada Corp.** is an innovative technology company based out of Israel, specializing in military technology and expanding into the civilian markets. A2Z has been operating for over 30 years and has a client base with 75 recurring clients, including the Israel Defense Forces, Security Forces, and Ministry of Defence among others. A2Z plans to leverage

their cash flow-generating core-business to expand into the civilian robotics and automobile markets.

According to Zion Market Research, the Military Robotics space is expected to reach $53.93B by 2027 for a projected CAGR of 13.5%.(Summary of Report)

**Highlights:**

**Core Business:** A2Z's line of products include unmanned remote-controlled vehicles of various sizes designed for intricate bomb disposal, counter terrorism, and fire fighting, as well as energy storage power packs/generators. A2Z also provides maintenance services to both external and in-house complex electronic systems and products to over 75 clients.

A2Z has been an Israel Ministry of Defense contractor for over 30 years and a significant portion of its business is long-term service contracts.

**Expansion into Civilian Markets:** To drive growth, A2Z plans to adapt its military technologies for the much larger civilian markets. One patent-pending product is a capsule (FTICS) that prevents vehicle fires resulting from collisions. A2Z has also been granted a patent for a smart vehicle cover device that protects automobiles from natural elements while the vehicle is parked and is stowed away safely in the vehicle's bumper when not in use.

**Fuel Tank Inertia Containment System (FTICS):** In the event of a collision, the FTICS installed into the fuel tank prevents the ignition of fuel, thereby mitigating the spread of fire and explosion, minimizing risk to human life and property damage. According to the NFPA, from 2014 to 2016, an estimated 171,500 highway vehicle fires occurred in the United States, resulting in an annual average of 345 deaths, 1,300 injuries, and $1.1 billion in property loss annually.

**Management:** CEO Bentsur Joseph's previous venture, Comfy Interactive, was acquired by Shamrock Holdings, the family investment firm founded by Roy Disney. Previously, Bentsur Joseph was the chairman of Elad Hotels whose holdings include the Plaza Hotel in New York City.

Bentsur Joseph has a ~64% ownership stake in the business with 30,000,000 shares subject to an escrow agreement.

For more information regarding A2Z, please visit the Company's website at www.a2zas.com.
Twitter: @A2Z_Advanced

**On Behalf of the Board,**
Bentsur Joseph, CEO

**Investor Relations Contact**
Trenton Kwan, KIN Communications

Toll Free: 1-866-684-6730
az@kincommunications.com

***Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.***

***This news release may include forward-looking statements that are subject to inherent risks and uncertainties. All statements within this news release, other than statements of historical fact, are to be considered forward looking. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those described in forward-looking statements. Factors that could cause actual results to differ materially from those described in forward-looking statements include fluctuations in market prices, including metal prices, continued availability of capital and financing, and general economic, market or business conditions. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. We do not assume any obligation to update any forward-looking statements except as required under applicable laws.***